Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040
TRANSITION NEWS
---------------
News about the Fidelity Federal/National City Merger
October 12, 2006

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In this issue
    o  Integration Process: Product Mapping Under Way
    o  Benefits Philosophy at National City
    o  Performance Management at National City
    o  Getting to Know National City: Breast Cancer Awareness
    o  What's on Your Mind?
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Integration Process: Product Mapping Under Way
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The current phase of the integration process we're in is called product mapping.
The objective of product mapping is to find a match at National City for each of our Fidelity products.

To accomplish product mapping, we first look at the specifics of every product or service we offer at Fidelity--such as savings accounts or business loans. We look at each characteristic of the product--the rate, the terms, the fees, etc. In the next step, taking all of the specifics into consideration, we determine which product at National City best matches the Fidelity product.

The mapping sessions are wrapping up, and follow-up activities and analysis of the results will occur over the next couple of weeks. We expect the majority of the recommendations to be presented by end of month.

The completion of product mapping is the starting point for additional activities to occur, such as data mapping, where we start to figure out how we will transfer customer and product data into National City systems.

This has been a time-intensive process, and we send a special thanks to everyone who participated in the sessions.


Benefits Philosophy at National City
National City believes in providing employees with flexibility and choice so they may choose the benefits that are right for themselves and their families. National City offers a comprehensive package of health and welfare benefits for full- and part-time employees, including:

o Medical coverage: Several options are available including a High Deductible Health Plan and a Build Your Own PPO Plan in which employees may choose their network, deductible, coinsurance and office visit co-pay level.
o Dental coverage: Options are available that provide a range of coverage from basic, preventive care to more comprehensive care, including orthodontia for dependent children.
o Eye care coverage: National City offers a plan that provides coverage for routine eye exams as well as discounts on eyewear.
o Life insurance coverage: Several options are available for employees to cover themselves as well as their spouses and dependent children.


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o    Flexible spending accounts: Employees may put aside pre-tax dollars to cover health care expenses not covered by their medical plan. They may also put aside pre-tax dollars to cover dependent care expenses, such as day care.

Full-time employees who meet the eligibility criteria receive long-term disability coverage and may buy or sell vacation days.

Employees have an opportunity to elect or change their health and welfare benefits during the annual benefits enrollment period, held in the fall of each year. At a later date, we will announce the timeframe for when Fidelity employees will enroll in National City health and welfare benefit plans.

Additionally, National City offers a generous 401(k) plan--the Savings and Investment Plan (SIP). Eligible employees may contribute to the SIP on a pre-tax basis and receive matching contributions--$1.15 for every $1.00 contributed, up to 6% of pay.


Performance Management Philosophy at National City
--------------------------------------------------
At National City, performance management is more than just an annual review--it's a continuous process of goal setting, ongoing communications, coaching and feedback. Performance management is a responsibility that employees and managers share. Throughout the year, managers and employees work together to set performance goals, track and evaluate performance and identify development needs.

Managers are responsible for ensuring that employees on their teams have clear goals and objectives, coaching employees toward the achievement of goals and formally assessing their performance.

Employees receive an annual performance review. Compensation is reviewed at that time as well. A corporate merit budget is approved each year for managers to use during the performance review cycle.


Getting to Know National City: Breast Cancer Awareness
------------------------------------------------------
National City is a proud, year-round sponsor of Breast Cancer Awareness through its Diamond Edition products. During the month of October, National City is creating and participating in additional events and activities to reach out to its communities during Breast Cancer Awareness Month, including:

o A compelling campaign in National City's banking markets that focuses on the need to "Fight Breast Cancer One Purchase at a Time," including television, radio, magazine and billboard ads, mall kiosks in some areas and merchandising in most branches

o    Tailor-made events and sponsorships in some local markets, including:

     - Illuminating Hope: Lighting five local headquarters or their environs (for example, Monument Circle in Indianapolis) pink for the month of October. Lighting ceremonies include speeches by local celebrities who embrace the cause and National City employees who are breast cancer survivors
     - Sports sponsorships: Partnering with sports teams, local athletes and coaches in six local markets to demonstrate that "Real Men Wear Pink." Many of these spokespeople will be featured in media advertising and event promotions, as well as on easels and life-sized cutouts in their area branches
     - Media partners: Partnering with local radio and/or television partners to sponsor on-air promotions or high-profile events to honor breast cancer survivors
     - Advertising: Reaching readers of both local city publications and regional issues of national publications such as People, Real Simple and Ebony to spread the "Fight Breast Cancer One Purchase at a Time" message
     - ATM Awareness: Dispensing customer receipts of ATM transactions that are printed with a small pink ribbon and the message "Fight Breast Cancer One Purchase at a Time"
     - Donations: Through Diamond Edition products and with the help of customers and employees, National City donations total more than $1.7 million to the National Breast Cancer Foundation in support of breast cancer prevention, treatment and education


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
     - Races and walks: Participation by local teams of employees in breast cancer walks or races in nearly every major metropolitan area and a number of other communities
     - Awareness tables and seminars: At all October branch grand opening celebrations, Breast Cancer Awareness tables will display and distribute valuable information. Select branches are offering Breast Cancer Awareness seminars and sign-ups for free mammograms
     - In the pink: Initiating "Pink Dress" days at some branches and locations, during which employees are encouraged to wear pink. Several markets are hosting Pink Parties or Galas that may include fashion shows, pink food, special pink gifts and formal pink dress attire


What's on Your Mind?
--------------------

Human Resources Questions
Will we have to wear a uniform National City shirt to work?
National City's management believes it is essential to project a professional image for both external and internal customers. Because it is a large and diverse organization, local managers set guidelines for attire. If you have questions about appropriate dress for your department, check with your manager.

I worked for Harbor Federal for two years immediately prior to working for Fidelity Federal. Will I be credited with service at Harbor Federal as well as my Fidelity service?
No, your service date at Fidelity will be used as your service date with National City.

What type of maternity leave do you offer to your employees?
See the Time Away from Work section of the September 29 issue of Transition News to determine eligibility at National City for all paid and unpaid absences.

Does National City offer a life insurance policy as part of their benefits package?
Yes, National City offers life insurance options for employees as well as their dependents. Employees may elect or change their life insurance options during the annual benefits enrollment period.

Does National City do peer ratings? I know large companies like Home Depot have their associates fill out anonymous surveys on their supervisors. These are used for coaching tools for their management teams.
The National City performance assessment process does not include any anonymous peer or direct report feedback. Performance management is a manager-driven process that is closely aligned to variable rewards and salary management.

The development process is different. National City has found that the standard 360 feedback process is a great way for employees to solicit feedback from direct reports and peers. The information is used for coaching and personal development.

What is the pay structure like at National City? What is the bonus structure like at National City?
Each job at National City is evaluated and assigned a job grade and base salary range. This evaluation is based on the duties and responsibilities of the job as they contribute to National City values. National City regularly uses market salary information to validate the internal job evaluation systems.

The salary range assigned to each job serves as the framework within which base pay is managed. National City utilizes 11 fairly broad non-exempt grades and 12 very broad exempt grades. The broad salary ranges help to promote an environment of broad-based performance attainment in a less hierarchical functional organization. The broad grades do this by enabling greater movement within the grade for employees. In other words, the ranges allow for broader experience levels. This leverages National City's people investment to meet and exceed our goals.

Variable compensation opportunities (such as bonuses and incentive pay) are usually business specific.


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Miscellaneous Questions
Does National City offer the ability to download our PDAs (Palm Pilots or Blackberrys) on our office computers?
According to the National City Compliance team, the Blackberry is approved for full messaging sync and to send/receive email at National City if the device is connected via the National City corporate Blackberry enterprise server. An employee or contractor with a personally owned Blackberry should not sync and send/receive. Other PDAs are approved to sync Calendar and Contacts ONLY, as long as the lists contain no confidential or sensitive information.


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Have a question? You can call the toll-free "What's on Your Mind" voicemail box at 866/405-0846 and leave a message with your question or email your question to CorpComm@NationalCity.com. We'll respond to questions of general interest in future issues of Transition News.
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In connection with the proposed transaction, a registration statement on Form
S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
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